CUSIP No. 960908309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Westport Innovations Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

960908309

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 960908309

1.	Names of Reporting Persons.

Kevin Douglas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 847,608 (1)
6. Shared Voting Power 4,492,314 (2)
7. Sole Dispositive Power 847,608 (1)
8. Shared Dispositive Power 7,628,459 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person8,476,067

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	18.5%(4)

12.	Type of Reporting Person (See Instructions)	IN

(1)           Held by the KGD 2010 Annuity Trust V, of which Kevin Douglas is the trustee and beneficiary.

(2)           Kevin Douglas and his wife, Michelle Douglas, hold 1,695,216 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust.  In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 2,797,098 shares.

(3)           Kevin Douglas has dispositive power over (a) 847,608 shares held by James E. Douglas, III, (b) 1,440,929 shares held by the Douglas Family Trust, and (c) 847,608 shares held by the MMD 2010 Annuity Trust V, in addition to the shares listed in footnote (2) above.

(4)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

Michelle Douglas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 847,608 (1)
6. Shared Voting Power 4,492,314 (2)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,339,922 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person5,339,922 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	11.6%(4)

12.	Type of Reporting Person (See Instructions)	IN

(1)           Held by the MMD 2010 Annuity Trust V, of which Michelle Douglas is the trustee and beneficiary.

(2)           Kevin Douglas and his wife, Michelle Douglas, hold 1,695,216 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust.  In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 2,797,098 shares.

(3)           Includes shares held in the MMD 2010 Annuity Trust V.

(4)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

James E. Douglas, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 847,608
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 847,608 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person847,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	1.8%(2)

12.	Type of Reporting Person (See Instructions)	IN

(1)           Kevin Douglas also has dispositive power.

(2)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

K&M Douglas Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,695,216
6. Shared Voting Power 0
7. Sole Dispositive Power 1,695,216
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person1,695,216

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	3.7%(2)

12.	Type of Reporting Person (See Instructions)	OO

(1)           Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

Douglas Family Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,440,929
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,440,929(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person1,440,929

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	3.1%(3)

12.	Type of Reporting Person (See Instructions)	OO

(1)           James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)           Kevin Douglas also has dispositive power.

(3)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reporting in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,797,098
6. Shared Voting Power 0
7. Sole Dispositive Power 2,797,098
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person2,797,098

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.1%(2)

12.	Type of Reporting Person (See Instructions)	OO

(1)           Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

KGD 2010 Annuity Trust V (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 847,608
6. Shared Voting Power 0
7. Sole Dispositive Power 847,608
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person847,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	1.8%

12.	Type of Reporting Person (See Instructions)	OO

1)           Kevin Douglas is the trustee and beneficiary.

(2)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

1.	Names of Reporting Persons.

MMD Annuity Trust V (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 847,608
6. Shared Voting Power 0
7. Sole Dispositive Power 847,608
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person847,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	1.8%

12.	Type of Reporting Person (See Instructions)	OO

(1)           Michelle Douglas is the trustee and beneficiary.

(2)           Based on 45,929,966 shares of the Issuer’s common shares outstanding as reported in the Prospectus Supplement relating to such securities filed with the SEC on November 12, 2010.

CUSIP No. 960908309

Item 1.

(a)	Name of Issuer

Westport Innovations Inc.

(b)	Address of Issuer's Principal Executive Offices

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2

Item 2.

(a)	The names of the persons filing this statement are:

Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas  Irrevocable Descendants’ Trust, KGD 2010 Annuity Trust V and MMD 2010 Annuity Trust V

(collectively, the "Filers").

(b)	The principal business office of the Filers is located at:

125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94399

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s common shares (the "Stock").

(e)	The CUSIP number of the Issuer is: 960908309

CUSIP No. 960908309

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of each cover page of this Schedule 13G and accompanying notes.

The Filers are filing jointly, but not as members of a group, and each expressly disclaims membership in a group.  The filing of this Schedule 13G should not be construed as an admission that any Filer is, and each Filer disclaims that that such Filer is, the beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G, except for securities that the Filer holds directly.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.                      Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A - Joint Filing Agreement
Exhibit B - Limited Power of Attorney

CUSIP No. 960908309

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 10, 2011

*Kevin Douglas Kevin Douglas	*Michelle Douglas Michelle Douglas
*James E. Douglas, III James E. Douglas, III	K&M DOUGLAS TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
DOUGLAS FAMILY TRUST By: *James E. Douglas, Jr. James E. Douglas, Jr., Trustee By: Jean A. Douglas Jean A. Douglas, Trustee	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
KGD 2010 ANNUITY TRUST V By: *Kevin Douglas Kevin Douglas, Trustee	MMD 2010 ANNUITY TRUST V By: *Michelle Douglas Michelle Douglas, Trustee
*By: Eileen Davis-Wheatman Attorney-in-fact

CUSIP No. 960908309

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments thereto) required under section 13(d) or section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Kevin Douglas as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           February 10, 2011

*Kevin Douglas Kevin Douglas	*Michelle Douglas Michelle Douglas
*James E. Douglas, III James E. Douglas, III	K&M DOUGLAS TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
DOUGLAS FAMILY TRUST By: *James E. Douglas, Jr. James E. Douglas, Jr., Trustee By: Jean A. Douglas Jean A. Douglas, Trustee	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
KGD 2010 ANNUITY TRUST V By: *Kevin Douglas Kevin Douglas, Trustee	MMD 2010 ANNUITY TRUST V By: *Michelle Douglas Michelle Douglas, Trustee
*By: Eileen Davis-Wheatman Attorney-in-fact

CUSIP No. 960908309

EXHIBIT B

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis-Wheatman and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Westport Innovations Inc., a corporation formed under the laws of the Alberta, Canada (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G);

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

CUSIP No. 960908309

The undersigned have caused this Limited Power of Attorney to be executed as of this 16th day of January, 2010.

Kevin Douglas

Michelle Douglas

James E. Douglas, III

K&M Douglas Trust

By:           Kevin Douglas
Title:           Trustee

By:           Michelle Douglas
Title:           Trustee

Douglas Family Trust

By:           James E. Douglas, Jr.
Title:           Trustee

By:           Jean A. Douglas
Title:           Trustee

James Douglas And Jean Douglas
Irrevocable Descendants' Trust

By:           Kevin Douglas
Title:           Trustee

By:           Michelle Douglas
Title:           Trustee

CUSIP No. 960908309

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis-Wheatman and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Westport Innovations Inc, a corporation formed under the laws of Alberta, Canada  (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G); as may be amended from time to time (the “Exchange Act);

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

CUSIP No. 960908309

The undersigned have caused this Limited Power of Attorney to be executed as of this 9th day of February, 2011.

KDG 2010 ANNUITY TRUST V

By:           Kevin G. Douglas
Title:           Trustee

MMD 2010 ANNUITY TRUST V

By:           Michelle M. Douglas
Title:           Trustee

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